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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Life Sciences Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Voting Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   532169 10 9
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 15, 2002
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
-----------------------------                           -----------------------
CUSIP No.     532169 10 9                                 Page  2  of  6  Pages
         ------------------                                    ---    ---
-----------------------------                           -----------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Stephens Group, Inc.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                            (a) [ ]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          Arkansas
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

         NUMBER OF                  1,065,869 shares*
          SHARES             ---------------------------------------------------
       BENEFICIALLY          6      SHARED VOTING POWER
         OWNED BY
           EACH                     0 shares
         REPORTING           ---------------------------------------------------
          PERSON             7      SOLE DISPOSITIVE POWER
           WITH:
                                    1,065,869 shares*
                             ---------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    0 shares
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,065,869 shares*
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            [ ]

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          19.3%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

* Includes warrants to purchase 154,425 shares of voting common stock

                                  SCHEDULE 13G
-----------------------------                           -----------------------
CUSIP No.     532169 10 9                                 Page  3 of   6  Pages
         ------------------                                    ---    ---
-----------------------------                           -----------------------

Introduction:

This Schedule 13G is being filed to report the ownership by Stephens Group, Inc. of voting common stock and warrants of Life Sciences Research, Inc. ("LSR") as of January 15, 2002, following the closing on January 10, 2002 of the Recommended Offer by LSR for the Whole of the Issued and to be Issued Share Capital of Hungtingdon Life Sciences Group PLC.

Item 1

(a)               Name of Issuer:

                  Life Sciences Research, Inc.

(b)               Address of Issuer's Principal Executive Offices:

                  PMB #251
                  211 East Lombard Street
                  Baltimore, Maryland 21202

Item 2

(a)               Name of Person Filing:

                  Stephens Group, Inc.

(b)               Address of Principal Business Office or, if none, Residence:

                  111 Center Street
                  Little Rock, AR  72201

(c)               Place of Organization:

                  Arkansas

(d)               Title of Class of Securities:

                  Voting Common Stock, par value $.01 per share

(e)               CUSIP Number:

                  532169 10 9

Item 3: Capacity in Which Person is Filing if Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

                  Not applicable.

                                  SCHEDULE 13G
-----------------------------                           -----------------------
CUSIP No.     532169 10 9                                 Page  4  of  6  Pages
         ------------------                                    ---    ---
-----------------------------                           -----------------------


Item 4:           Ownership:

                  (a)      Amount Beneficially Owned:

                           Stephens Group, Inc. beneficially owns 1,065,869 shares of voting common stock as of January 15, 2002 (the "Shares"). Stephens Group, Inc. has the sole power to vote or direct the disposition of the Shares. The Shares include currently exercisable warrants to purchase 154,425 shares of voting common stock.

                  (b)      Percent of class:

                           The Shares represent 19.3% of the outstanding voting common stock (based on 5,355,564 shares of voting common stock outstanding as of January 10, 2002 plus currently exercisable warrants to purchase 154,425 shares of voting common stock).

                  (c)      Number of shares to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                     1,065,869 shares (includes warrants to
                                     purchase 154,425 shares of voting common stock)


                           (ii)     Shared power to vote or to direct the vote:

                                    0 shares

                           (iii) Sole power to dispose or to direct the disposition of:

                                    1,065,869 shares (includes warrants to
                                    purchase 154,425 shares of voting common stock)

                           (iv) Shared power to dispose or to direct the disposition of:

                                    0 shares


Item 5:           Ownership of Five Percent or Less of Class:

                  Not applicable.

                                  SCHEDULE 13G
-----------------------------                           -----------------------
CUSIP No.     532169 10 9                                 Page  5  of  6  Pages
         ------------------                                    ---    ---
-----------------------------                           -----------------------


Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8:           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9:           Notice of Dissolution of Group:

                  Not applicable.

Item 10:          Certification:

                  Not applicable.

                                  SCHEDULE 13G
-----------------------------                           -----------------------
CUSIP No.     532169 10 9                                 Page  6  of  6  Pages
         ------------------                                    ---    ---
-----------------------------                           -----------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Date:  January 16, 2002
                                                              --

                                               By: /s/ DAVID A. KNIGHT
                                                  ------------------------------
                                                  David A. Knight
                                                  Vice President